Exhibit 99.2
NEW RELEASE
FOR IMMEDIATE RELEASE
July 14, 2006

Extendicare Inc. Announces Details of August 15, 2006 Preferred Share Dividend
Payments - TSX: EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.A and EXE; NYSE: EXE.A) announced today the following details of the dividends on its Class I Preferred Shares, declared on May 8, 2006, and payable on August 15, 2006, to shareholders of record as at July 31, 2006.

The fixed rate quarterly dividend on its Adjustable Dividend Preferred Shares, Series 3 (EXE.PR.C) is $0.1775 per share. The floating rate quarterly dividend on its Cumulative Redeemable Preferred Shares, Series 2 (EXE.PR.B) and on its Adjustable Dividend Preferred Shares, Series 4 (EXE.PR.D), based on the average Canadian prime interest rate for the quarter ended June 30, 2006, amounted to $0.2566 per share for the Series 2 shares and $0.2602 per share for the Series 4 shares.

A monthly dividend of $0.100 per share on the Company’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on August 15, 2006, to shareholders of record as at July 31, 2006. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on June 30, 2006.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare's website @ www.extendicare.com